Exhibit 99.1

Titan America Announces Third Quarter 2025 Results

- Q3 Results Reflect Strong Operational Performance and Volume Growth Driven by Infrastructure and Private Non-Residential End Markets-
- 2025 Revenue Guidance Revised -

Norfolk, Virginia, November 5, 2025 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its third quarter 2025 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, shall be referred to herein as "Titan America."

Third-Quarter 2025 Highlights

- Revenue of $436.8 million, an increase of 6.2% as compared to $411.4 million in Q3 2024
- Net Income of $57.4 million, an increase of 44.7% as compared to $39.7 million in Q3 2024
- Earnings per share of $0.31, compared to $0.23 in Q3 2024
- Adjusted EBITDA(1) of $116.7 million, an increase of 18.3% as compared to $98.6 million in Q3 2024, while Adjusted EBITDA Margin improved to 26.7% as compared to 24.0% in Q3 2024.

"Titan America reported robust third quarter results, reflecting the benefits of our integrated business model despite ongoing economic uncertainties and continued softness in residential end markets," said Bill Zarkalis, President & CEO. "We saw year-over-year volume growth in cement and ready-mix for the first time this year coupled with continued strength in our Florida aggregates operations, while margins improved through focused operational and cost management initiatives. We continue to benefit from recent investments in upstream and downstream capacity and remain focused on executing our growth agenda through long-term strategic investments. Our Eastern Seaboard presence and unique logistics capabilities allowed us to respond to demand in infrastructure and commercial construction markets - meeting peak demand with peak supply. Given our market positions and vertically integrated model, we are poised to deliver long-term value for shareholders."

Third Quarter 2025 Results (unaudited)

	Three Months Ended September 30				Nine Months Ended September 30			
	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
(all amounts in thousands of US$)								
Revenue	$ 436,849	$ 411,426	$ 25,423	6.2 %	$ 1,258,526	$ 1,244,578	$ 13,948	1.1 %
Net Income	$ 57,423	$ 39,694	$ 17,729	44.7 %	$ 141,928	$ 129,546	$ 12,382	9.6 %
Adjusted EBITDA	$ 116,669	$ 98,645	$ 18,024	18.3 %	$ 295,925	$ 286,878	$ 9,047	3.2 %
Capital Expenditures	$ 38,432	$ 49,464	$ (11,032)	(22.3)%	$ 120,432	$ 113,347	$ 7,085	6.3 %

Revenues for the three months ended September 30, 2025 were $436.8 million an increase of 6.2% compared to $411.4 million in the prior year quarter. Revenues were positively impacted by increased aggregates production capacity and more favorable weather conditions in the quarter as compared to Q3 2024.

Net income for the three months ended September 30, 2025 was $57.4 million, an increase of 44.7% compared to $39.7 million in the prior year quarter, while Adjusted EBITDA was $116.7 million, an increase of 18.3% compared to $98.6 million in the prior year period. The increase in both Net Income and Adjusted

EBITDA was primarily driven by increased revenues, sales mix and improved margins from lower costs. The increase in Net Income was also driven by lower financing costs and reduced foreign exchange and related derivative losses. Net Income Margin and Adjusted EBITDA Margin in the three months ended September 30, 2025 were 13.1% and 26.7%, respectively, compared to 9.6% and 24.0%, respectively, in the same period of 2024.

Cash Flow and Capital Resources

For the nine months ended September 30, 2025, cash flow provided by operations was $214.8 million and capital expenditures, net were $120.4 million, resulting in free cash flow of $94.4 million.

As of September 30, 2025, Titan America had $195.6 million in cash and cash equivalents and $464.5 million total debt. Net debt was $268.8 million, representing a ratio of 0.71x trailing twelve-month Adjusted EBITDA.

Revenue and Adjusted EBITDA by Reportable Segment

	Revenue					
	Three Months Ended September 30			Nine Months Ended September 30		
	2025	2024	% Change	2025	2024	% Change
(all amounts in thousands of US$)						
Florida	$ 263,325	$ 252,391	4.3 %	$ 777,321	$ 762,373	2.0 %
Mid-Atlantic	173,524	158,588	9.4 %	481,205	481,041	— %
Other[1]	—	447	NM[2]	—	1,164	NM[2]
Consolidated	$ 436,849	$ 411,426	6.2 %	$ 1,258,526	$ 1,244,578	1.1 %

(1) Other includes equipment, related services and miscellaneous revenue
(2) Not meaningful

	Segment adjusted EBITDA					
	Three Months Ended September 30			Nine Months Ended September 30		
	2025	2024	% Change	2025	2024	% Change
(all amounts in thousands of US$)						
Florida	$ 81,147	$ 69,809	16.2 %	$ 214,099	$ 196,962	8.7 %
Mid-Atlantic	$ 36,618	$ 33,123	10.6 %	$ 88,134	$ 100,537	(12.3)%

The Florida segment generated revenues of $263.3 million in the third quarter of 2025, compared to $252.4 million in the prior year quarter. The 4.3% year-over-year increase was primarily due to higher aggregates and cement sales volumes due to our strong presence in the infrastructure and private non-residential sectors, and increased aggregates production capacity. Segment adjusted EBITDA for the quarter increased to $81.1 million, compared to $69.8 million in the prior year quarter, primarily due to the impact of higher sales volumes and operational efficiencies.

The Mid-Atlantic segment generated revenues of $173.5 million in the third quarter, compared to $158.6 million in the prior year quarter. The 9.4% year-over-year increase in revenue was driven by higher sales volumes and prices as compared to the prior year quarter. Higher sales volumes in cement, fly ash, and ready-mix concrete in the current quarter were driven by the release of project backlog and more favorable weather conditions when compared to the hurricane disrupted prior year quarter. Segment adjusted EBITDA was $36.6 million, compared to $33.1 million in the prior year quarter primarily due to the impact of higher sales volumes partially offset by higher raw material costs.

2

2025 Outlook Regarding Titan America’s outlook, President & CEO Bill Zarkalis stated, “We are revising our full-year 2025 outlook based on our Q3 year-to-date results and outlook into the balance of the year. We now expect full-year 2025 revenue growth to be in a range of two to three percent when compared to the prior year. We continue to expect modest improvement in our Adjusted EBITDA Margin compared to 2024.” Conference Call Titan America will host a conference call at 5:00 p.m. ET on November 5, 2025. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https:// www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days. About Titan America SA Titan America is a leading vertically-integrated producer of cement and building materials in the high- growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs. Forward-Looking Statements This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the proposed offering. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, including the risks detailed in our 2024 Annual Report filed on Form 20-F on April 4, 2025, as well as the risk of a prolonged government shutdown negatively affecting infrastructure spending, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it. 3

Financial Measures (Non-IFRS) In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the ratio of net debt to Adjusted EBITDA. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/ loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define Net Income Margin as net income divided by revenue. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and short-term and long-term lease liabilities less cash and cash equivalents. We define the ratio of net debt to Adjusted EBITDA as the ratio derived by dividing net debt by Adjusted EBITDA. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures. (1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the ratio of net debt to Adjusted EBITDA are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these non-IFRS measures and why we believe they are useful. 4

Condensed Consolidated Statements of Income (Unaudited) (all amounts in thousands of US$ except for earnings per share) Three Months Ended September 30 Nine Months Ended September 30 2025 2024 2025 2024 Revenue $ 436,849 $ 411,426 $ 1,258,526 $ 1,244,578 Cost of goods sold (309,209) (299,224) (926,794) (923,653) Gross profit 127,640 112,202 331,732 320,925 Selling expense (8,719) (9,066) (25,570) (24,913) General and administrative expense (31,655) (35,558) (95,854) (91,823) Net impairment gain/(loss) on financial assets 141 (101) 291 (251) Fair value loss on sale of accounts receivable, net (1,292) (1,142) (3,394) (4,050) Other operating income, net 505 1,227 883 1,341 Operating income 86,620 67,562 208,088 201,229 Finance cost, net (5,440) (7,384) (17,591) (18,835) Foreign exchange (loss)/gain, net (830) (18,350) (45,348) (7,467) Derivative financial instrument gain/(loss), net (2,010) 12,523 42,800 (1,482) Other non-operating income — — 2,552 — Income before income taxes 78,340 54,351 190,501 173,445 Income tax expense (20,917) (14,657) (48,573) (43,899) Net income $ 57,423 $ 39,694 $ 141,928 $ 129,546 Earnings per share of common stock: Basic earnings per share $ 0.31 $ 0.23 $ 0.78 $ 0.74 Diluted earnings per share $ 0.31 $ 0.23 $ 0.78 $ 0.74 Weighted average number of common stock - basic 184,362,465 175,362,465 183,010,817 175,362,465 Weighted average number of common stock - diluted 184,402,038 175,362,465 183,050,390 175,362,465 5

Condensed Consolidated Balance Sheet (Unaudited) September 30, December 31, (all amounts in thousands of US$) 2025 2024 Current assets: Cash and cash equivalents $ 195,640 $ 12,124 Trade and other receivables, net 136,475 106,056 Inventories 216,215 227,638 Prepaid expenses and other current assets 10,613 14,308 Income taxes receivable 30,192 22,802 Derivatives and credit support payments 829 1,328 Total current assets 589,964 384,256 Noncurrent assets: Property, plant, equipment and mineral deposits, net 903,794 851,733 Right-of-use assets 69,018 64,688 Other assets 9,430 10,076 Intangible assets, net 28,825 30,167 Goodwill 221,562 221,562 Derivatives and credit support payments 28,807 3,770 Total noncurrent assets 1,261,436 1,181,996 Total assets $ 1,851,400 $ 1,566,252 Current liabilities: Accounts and related party payables $ 134,038 $ 148,558 Accrued expenses 30,528 24,879 Provisions 9,173 10,081 Income taxes payable 228 1,872 Short term borrowing, including accrued interest 6,183 33,608 Lease liabilities 11,364 12,386 Derivatives and credit support receipts 795 1,318 Other current liabilities 7,558 6,344 Total current liabilities 199,867 239,046 Non-current liabilities: Long-term borrowings 390,084 358,222 Lease liabilities 56,847 55,967 Provisions 60,215 50,926 Deferred income tax liability 115,082 98,212 Derivatives and credit support receipts 27,692 8,418 Other noncurrent liabilities 7,008 5,447 Total noncurrent liabilities 656,928 577,192 Total liabilities 856,795 816,238 Stockholders’ equity 994,605 750,014 Total liabilities and stockholders’ equity $ 1,851,400 $ 1,566,252 6

Condensed Consolidated Statements of Cash Flows (Unaudited) (all amounts in thousands of US$) Nine Months Ended September 30 2025 2024 Cash flows from operating activities Income before income taxes $ 190,501 $ 173,445 Adjustments for: Depreciation, depletion and amortization 79,762 69,024 Gain on divestiture (2,552) — Finance cost 21,543 20,060 Finance income (3,952) (1,225) Foreign exchange loss/(gain), net 45,348 7,467 Derivative financial instrument (gain)/loss, net (42,800) 1,482 Changes in net operating assets and liabilities (27,939) (24,712) Other (7,723) 652 Cash generated from operations before income taxes 252,188 246,193 Income taxes, net (37,361) (49,050) Net cash provided by operating activities 214,827 197,143 Cash flows from investing activities Investments in property, plant and equipment (119,081) (113,213) Investments in intangible assets (2,399) (333) Interest received 3,738 1,226 Proceeds from the sale of assets, net of disposition costs 1,048 199 Proceeds from sale of investment 5,368 — Net cash used in investing activities (111,326) (112,121) Cash flows from financing activities Repayment of affiliated party borrowings (21,084) (32,563) Borrowings from affiliated party — 48,964 Offering costs associated with borrowings — (682) Borrowings from third party line of credit — 20,000 Repayment of third party line of credit (25,000) (20,000) Lease payments (7,502) (7,300) Share premium distribution (14,749) (85,068) Contribution from related party — 200 Proceeds from IPO 144,000 — Related party recharge for stock-based compensation (6,459) (2,830) Derivative credit support receipts/(payments) and settlements 37,018 (4,254) Interest paid (16,781) (13,053) IPO Costs (9,428) (628) Net cash provided by/(used in) financing activities 80,015 (97,214) Net increase/(decrease) in cash and cash equivalents 183,516 (12,192) Cash and cash equivalents at: Beginning of period 12,124 22,036 Effects of exchange rate changes — 2,305 End of period $ 195,640 $ 12,149 7

Reconciliation of IFRS to Non-IFRS Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin Three Months Ended September 30 Nine Months Ended September 30 2025 2024 2025 2024 (all amounts in thousands of US$) Net income $ 57,423 $ 39,694 $ 141,928 $ 129,546 Finance cost, net 5,440 7,384 17,591 18,835 Income tax expense 20,917 14,657 48,573 43,899 Depreciation, depletion and amortization 28,058 22,769 79,762 69,024 Loss on disposal of fixed assets (602) 573 (301) 1,454 Foreign exchange loss/(gain), net 830 18,350 45,348 7,467 Derivative financial instrument (gain)/loss, net 2,010 (12,523) (42,800) 1,482 Fair value loss on sale of accounts receivable, net 1,292 1,142 3,394 4,050 Share-based compensation 586 969 2,257 2,875 IPO transaction costs 146 6,178 2,328 9,512 Other 569 (548) (2,155) (1,266) Adjusted EBITDA $ 116,669 $ 98,645 $ 295,925 $ 286,878 Revenue $ 436,849 $ 411,426 $ 1,258,526 $ 1,244,578 Net Income Margin(1) 13.1% 9.6% 11.3% 10.4 % Adjusted EBITDA Margin(2) 26.7% 24.0% 23.5% 23.1% (1) Net Income Margin is calculated as net income divided by revenues. (2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenues. Twelve Months Ended September 30, 2025 December 31, 2024 (all amounts in thousands of US$) Net income $ 178,456 $ 166,074 Finance cost, net 24,931 26,175 Income tax expense 62,218 57,544 Depreciation, depletion and amortization 110,679 99,941 Loss on disposal of fixed assets 656 2,411 Foreign exchange loss/(gain), net 17,035 (20,846) Derivative financial instrument (gain)/loss, net (21,841) 22,441 Fair value loss on sale of accounts receivable, net 3,964 4,620 Share-based compensation 3,223 3,841 IPO transaction costs 4,632 11,816 Other (4,506) (3,617) Adjusted EBITDA $ 379,447 $ 370,400 8

Reconciliation of Free Cash Flow Nine Months Ended September 30 2025 2024 (all amounts in thousands of US$) Net cash provided by operating activities $ 214,827 $ 197,143 Adjusted by: Investments in property, plant and equipment (119,081) (113,213) Investments in identifiable intangible assets (2,399) (333) Proceeds from the sale of assets, net of disposition costs 1,048 199 Net Capital Expenditures (120,432) (113,347) Free Cash Flow $ 94,395 $ 83,796 Reconciliation of Net Debt As of September 30, 2025 December 31, 2024 (all amounts in thousands of US$) Short-term borrowings, including accrued interest $ 6,183 $ 33,608 Long-term borrowings 390,084 358,222 Short-term lease liabilities 11,364 12,386 Long-term lease liabilities 56,847 55,967 Less: Cash and cash equivalents (195,640) (12,124) Net Debt $ 268,838 $ 448,059 Net Debt to Adjusted EBITDA As of September 30, 2025 December 31, 2024 (all amounts in thousands of US$) IFRS: Short-term borrowings, including accrued interest $ 6,183 $ 33,608 Long-term borrowings 390,084 358,222 Short-term lease liabilities 11,364 12,386 Long-term lease liabilities 56,847 55,967 Total Debt $ 464,478 $ 460,183 Trailing Twelve Months Net Income $ 178,456 $ 166,074 Ratio of Total Debt to Net Income 2.60 2.77 Non-IFRS: Net Debt $ 268,838 $ 448,059 Trailing Twelve Months Adjusted EBITDA $ 379,447 $ 370,400 Ratio of Net Debt to Adjusted EBITDA 0.71 1.21 9

Product Volumes and External Pricing

Volumes (in thousands) (1)(2)(3)	Three Months Ended September 30				Nine Months Ended September 30			
	2025	2024	Change	% Change	2025	2024	Change	% Change
Total cement volumes	1,461	1,424			4,195	4,336		
Cement consumed internally	(345)	(353)			(1,030)	(1,079)		
External cement volumes	**1,116**	**1,071**	**45**	**4.2 %**	**3,165**	**3,257**	**(92)**	**(2.8)%**
Total aggregates volumes	2,150	1,922			6,303	5,363		
Aggregates consumed internally	(904)	(1,015)			(2,801)	(2,860)		
External aggregates volumes	**1,246**	**907**	**339**	**37.4 %**	**3,502**	**2,503**	**999**	**39.9 %**
External ready-mix concrete volumes	**1,198**	**1,151**	**47**	**4.1 %**	**3,482**	**3,479**	**3**	**0.1 %**
External concrete block volumes	**16,032**	**16,139**	**(107)**	**(0.7)%**	**47,501**	**50,260**	**(2,759)**	**(5.5)%**
Total fly ash volumes	201	162			520	433		
Fly ash consumed internally	(42)	(41)			(120)	(103)		
External fly ash volumes	**159**	**121**	**38**	**31.4 %**	**400**	**330**	**70**	**21.2 %**

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.

(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block product lines for use in the production process. Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

(3) Aggregate volumes exclude by-products.

Average External Selling Price (1)	Three Months Ended September 30				Nine Months Ended September 30			
	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cement	$ 149.07	$ 149.48	$ (0.41)	(0.3)%	$ 149.44	$ 150.19	$ (0.75)	(0.5)%
Aggregates	$ 24.30	$ 23.52	$ 0.78	3.3 %	$ 24.86	$ 24.13	$ 0.73	3.0 %
Ready-mix concrete	$ 162.23	$ 160.43	$ 1.80	1.1 %	$ 162.29	$ 160.17	$ 2.12	1.3 %
Concrete block	$ 2.33	$ 2.37	$ (0.04)	(1.7)%	$ 2.35	$ 2.38	$ (0.03)	(1.3)%
Fly ash	$ 51.86	$ 53.25	$ (1.39)	(2.6)%	$ 54.03	$ 49.90	$ 4.13	8.3 %

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Segment Volume and Pricing Trends(1)(2)

	Three Months Ended September 30				Nine Months Ended September 30			
	Florida % Change		Mid-Atlantic % Change		Florida % Change		Mid-Atlantic % Change	
	Volume	Average Price	Volume	Average Price	Volume	Average Price	Volume	Average Price
Cement	1.8 %	(0.8)%	3.6 %	0.8 %	(2.3)%	(0.7)%	(4.3)%	0.4 %
Aggregates	20.4 %	1.4 %	(40.3)%	24.2 %	23.9 %	2.8 %	(25.4)%	26.7 %
Ready-mix concrete	1.1 %	(1.4)%	9.8 %	4.5 %	(0.5)%	1.0 %	1.3 %	2.2 %
Concrete block	(0.7)%	(1.7)%	N/A	N/A	(5.5)%	(1.5)%	N/A	N/A
Fly ash	(6.5)%	0.4 %	43.8 %	1.6 %	14.2 %	0.5 %	23.3 %	11.0 %

(1) Percent changes in volume include internal trading activity.

(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.

10

Investor Relations ir@titanamerica.com 757-901-4152 https://www.ir.titanamerica.com 11